Filed pursuant to Rule 424(b)(3)
under the Securities Act of 1933
in connection with
Registration Statement No. 333-155372
PROSPECTUS
OXiGENE, INC.
17,117,118 Shares
COMMON STOCK
          This prospectus relates to the resale of up to 5,835,241 outstanding shares of our common stock and up to 11,281,877 shares of our common stock issuable upon exercise of a warrant that we issued to the selling stockholder listed in the section beginning on page 12 of this prospectus. The shares of common stock offered under this prospectus by the selling stockholder have been issued and are issuable to Symphony ViDA Holdings LLC, or Holdings, pursuant to the Stock and Warrant Purchase Agreement by and between OXiGENE, Inc. and Holdings, dated as of October 1, 2008 (the “Purchase Agreement”), and include 11,281,877 shares of our common stock issuable upon exercise of a warrant that we issued to Holdings on October 17, 2008. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.
          The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 13. We will not be paying any underwriting discounts or commissions in this offering. We will pay the expenses incurred in registering the shares, including legal and accounting fees.
          Our common stock is quoted on The NASDAQ Global Market under the symbol “OXGN.” On November 25, 2008, the last reported sale price of our common stock was $0.70 per share.
Investing in our securities involves risks.
See “Risk Factors” beginning on page 5 of this prospectus.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
THE DATE OF THIS PROSPECTUS IS DECEMBER 1, 2008.

INFORMATION CONTAINED IN THIS PROSPECTUS
     You should rely only on the information contained or incorporated by reference into this prospectus. We have not, and the selling stockholder has not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this prospectus mean OXiGENE, Inc.

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PROSPECTUS SUMMARY
          The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the U.S. Securities and Exchange Commission (SEC). Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 5.
Our Business
          OXiGENE, Inc. (“OXiGENE” or the “Company”) is a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. The Company’s primary focus is the development and commercialization of product candidates referred to as vascular disrupting agents (VDAs) that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment in a number of ocular diseases which are characterized by abnormal blood vessel growth. Because its VDA product candidates act via a validated therapeutic mechanism, inhibition of blood flow to tumors and neovascular lesions within the eye, the Company believes the risk associated with its drug development programs is relatively low compared to compounds with unvalidated or unknown mechanisms of action.
          OXiGENE’s most advanced therapeutic product candidate, ZYBRESTAT™ (generic name fosbretabulin, previously known as combretastatin A4 phosphate or CA4P), is currently being evaluated in a Phase II/III pivotal registration study as a potential treatment for anaplastic thyroid cancer, a highly aggressive and lethal malignancy for which there are currently no approved therapeutics and extremely limited treatment options. In addition, ZYBRESTAT is being evaluated in Phase II clinical trials as a potential treatment for: (i) non-small cell lung cancer (NSCLC) in combination with the chemotherapeutic agents, carboplatin and paclitaxel, and the anti-angiogenic agent, bevacizumab; and (ii) platinum resistant ovarian cancer in combination with carboplatin and paclitaxel. The Company believes that these trials, if successful, will establish a compelling rationale for further development of ZYBRESTAT as a treatment (i) for other forms of recurrent, metastatic thyroid cancer; (ii) for other aggressive and difficult-to-treat malignancies; (iii) for use in combination with chemotherapy in a variety of solid tumors in which carboplatin and paclitaxel chemotherapy are commonly used; and (iv) for use in combination with anti-angiogenic agents in other solid tumors in which anti-angiogenic therapies are commonly used. The Company believes these areas for potential further development collectively represent a very large potential commercial market opportunity. In addition, based upon preclinical results first published by its collaborators in the November 2007 online issue of the journal Blood, OXiGENE believes that ZYBRESTAT and its other VDA product candidates may also have utility in the treatment of hematological malignancies or “liquid tumors.” Approximately 350 subjects have been treated to date with ZYBRESTAT in human clinical trials. In light of the significant human clinical experience with ZYBRESTAT to date, and because ZYBRESTAT acts via a validated therapeutic mechanism, inhibition of tumor blood-flow, the Company believes that the development risks associated with ZYBRESTAT are relatively low compared to compounds with unvalidated or unknown mechanisms of action.
          In addition to developing ZYBRESTAT as an intravenously administered therapy for cancer indications, OXiGENE is developing a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions, such as age-related macular degeneration (AMD) that are characterized by abnormal blood vessel growth within the eye that results in loss of vision. The Company believes that a safe, effective, convenient topically-administered anti-vascular therapeutic would have advantages over currently-approved anti-vascular, ophthalmological therapeutics, which must be injected directly into patients’ eyes on a frequent basis. In addition to having potential utility for treating ocular diseases and conditions such as AMD that affect tissues such as the choroid in the back of the eye, the Company believes that a topical ophthalmological formulation of ZYBRESTAT could also have utility for the treatment of other ocular diseases and conditions that affect tissues in the front of the eye, such as the cornea and iris, which are characterized by abnormal growth of blood vessels, or neovascularization. The Company currently plans to undertake a series of preclinical studies and clinical trials with the objective of demonstrating the utility of a topical formulation of ZYBRESTAT in an ophthalmologic indication.
          OXiGENE is currently evaluating a second-generation VDA product candidate, OXi4503, in a Phase I clinical trial in patients with advanced solid tumors. The Company refers to OXi4503 as an ortho-quinone prodrug (OQP). In preclinical studies, OXi4503 has shown potent anti-tumor activity, both as a single-agent and in combination with other cancer treatment modalities. The Company believes that OXi4503 is differentiated from other VDAs by its ability to exert (i) potent vascular disrupting effects on tumor vasculature; and (ii) direct cytotoxic effects on tumor cells. OXi4503 is currently in a Phase I clinical trial in patients with advanced solid tumors. Based on favorable results in preclinical studies, the Company currently plans to undertake further clinical trials with OXi4503 in acute myeloid leukemia (AML) and hepatic tumors.
          As described below under “— Symphony Transaction,” ZYBRESTAT for use in ophthalmologic indications and OXi4503 were exclusively licensed to Symphony ViDA, Inc. under the Novated and Restated Technology License Agreement on October 1, 2008.
          Finally, under a sponsored research agreement with Baylor University, the Company is pursuing discovery and development of novel, small-molecule therapeutics for the treatment of cancer that it believes will be complementary with its later-stage VDA product candidates.
Symphony Transaction
          On October 1, 2008, OXiGENE entered into a series of related agreements with Symphony Capital LLC, or Symphony, Symphony ViDA, Inc., or ViDA, Symphony ViDA Holdings LLC, or Holdings, and related entities, including the following:
•	Purchase Option Agreement;

•	Research and Development Agreement;

•	Amended and Restated Research and Development Agreement;

•	Technology License Agreement;

•	Novated and Restated Technology License Agreement;

•	Confidentiality Agreement; and

•	Additional Funding Agreement.
          In addition, on October 1, 2008, OXiGENE entered into a series of related agreements with Holdings, including the following:
•	Stock and Warrant Purchase Agreement;

•	Warrant to purchase up to 11,281,877 shares of OXiGENE common stock; and

•	Registration Rights Agreement.
          Pursuant to these agreements, Holdings has formed and capitalized ViDA, a newly formed Delaware corporation, in order (a) to hold certain intellectual property related to two of OXiGENE’s product candidates, ZYBRESTAT for use in ophthalmologic indications and OXi4503, referred to as the “Programs,” which were exclusively licensed to ViDA under the Novated and Restated Technology License Agreement and (b) to fund commitments in the amount of up to $25 million. The funding will support pre-clinical and clinical development by OXiGENE, on behalf of ViDA, of the Programs. Under certain circumstances, the Company may be required to commit up to $15 million to ViDA. The Company is developing a topical formulation of ZYBRESTAT for ophthalmologic diseases and conditions, such as age-related macular degeneration, that are characterized by abnormal blood vessel growth within the eye that results in loss of vision. The Company currently plans to undertake a series of preclinical and clinical studies with the objective of demonstrating the utility of a topical formulation of ZYBRESTAT in an ophthalmologic indication. OXi4503 is currently in a Phase I clinical trial in patients with advanced solid tumors. Based on favorable results in preclinical studies, the Company currently plans to undertake further clinical trials with OXi4503 in AML and hepatic tumors.
          The Purchase Option Agreement provides for the exclusive right, but not the obligation, of OXiGENE to repurchase both Programs by acquiring 100% of the equity of ViDA at any time between October 2, 2009 and March 31, 2012 for an amount equal to two times the amount of capital actually invested by Holdings in ViDA, less certain amounts. The purchase price is payable in cash or a combination of cash and shares of OXiGENE common stock (up to 20% of the purchase price or 10% of the total number of shares of OXiGENE common stock outstanding at such time, whichever is less), in OXiGENE’s sole discretion, subject to certain limitations. If OXiGENE does not exercise its exclusive right with respect to the purchase of the Programs licensed under the agreement with ViDA, rights to the Programs at the end of the development period will remain with ViDA.
          OXiGENE has issued to Holdings, pursuant to the Stock and Warrant Purchase Agreement, (1) an aggregate of 5,835,241 shares of OXiGENE common stock (the “Shares”), and (2) a ten-year warrant to purchase 11,281,877 shares of OXiGENE common stock (the “Warrant”) at an exercise price of $1.11 per share, the closing price of OXiGENE common stock on The NASDAQ Global Market on September 30, 2008, the day before the consummation of the Symphony transaction. OXiGENE may issue additional shares of its common stock and warrants in the event of specified events under the Additional Funding Agreement, the Novated and Restated Technology License Agreement and the Purchase Option Agreement. OXiGENE has agreed to provide certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares issued and to be issued to Holdings under these agreements.
          The Amended and Restated Research and Development Agreement provides that the conduct of the activities under the mutually agreed upon development plan and budget during the development period will be undertaken primarily by OXiGENE with support from RRD International LLC, the clinical development partner of Symphony, and provides that the development will be overseen by a Development Committee which is comprised of six representatives, three representatives to be designated by OXiGENE, one of which shall be Patricia A. Walicke, M.D., Ph.D., OXiGENE’s Vice President and Chief Medical Officer, who shall serve as chairman of the Development Committee, and three representatives to be designated by Holdings. The Development Committee will report to the board of directors of ViDA, which will be comprised of John Kollins, OXiGENE’s Chief Executive Officer, two representatives of Symphony, Mark Kessel and Jeffrey S. Edelman, and two independent board members.
          In addition, OXiGENE has given Holdings the right to appoint two members to its Board of Directors. Holdings has designated Mark Kessel and Alastair J.J. Wood, M.D., both Managing Directors of Symphony Capital LLC, as the Holdings representatives, who were appointed to the Board on October 22, 2008.
Our Development Programs and Product Candidates
          The following table outlines the ongoing and planned clinical development programs for our current product candidates:
ZYBRESTAT for Oncology — Intravenous

Indication	Combination Therapies	Sponsor	Phase	Status

Anaplastic Thyroid Cancer	Carboplatin / paclitaxel	OXiGENE	Pivotal Registration Phase II/III	Enrolling
Platinum-resistant Ovarian Cancer	Carboplatin / paclitaxel	UK CTC	Phase II	Enrolling
Non-Small Cell Lung Cancer	Carboplatin / paclitaxel / bevacizumab	OXiGENE	Phase II	Enrolling

ZYBRESTAT for Ophthalmology

Indication	Regimen	Sponsor	Phase	Status

Intravenous-route proof-of-mechanism studies in Age-related Macular Degeneration and potential second ophthalmological indication	Monotherapy	OXiGENE/ ViDA	Phase I/IIa	To be commenced 2009
OXi4503 for Oncology — Intravenous

Indication	Regimen	Sponsor	Phase	Status

Refractory Tumors	Monotherapy	Cancer Research UK	Phase I	Enrolling
Acute Myeloid Leukemia	Monotherapy	OXiGENE/ ViDA	Phase Ib/IIa	To be commenced 2009
Hepatic Tumors	Monotherapy	OXiGENE/ ViDA	Phase Ib/IIa	To be commenced 2009
Company Background
     The Company is a Delaware corporation, incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, with its corporate office in the United States at 230 Third Avenue, Waltham, Massachusetts 02451 (telephone: 781-547-5900; fax: 781-547-6800). We also have offices located at 1001 Bay Hill Drive, San Bruno, California and in the United Kingdom at Magdalen Centre, Robert Robinson Avenue, The Oxford Science Park, Oxford, OX4 4GA. The Company’s Internet address is www.OXiGENE.com. The Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the Investor Relations section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC.

RISK FACTORS
We have a history of losses and we anticipate that we will continue to incur losses in the future.
     We have experienced net losses every year since our inception and, as of September 30, 2008, had an accumulated deficit of approximately $157,401,000. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts on our continuing clinical trials with respect to our VDA and OQP technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. We have not commercially introduced any product and our potential products are in varying early stages of development and testing. Our ability to attain profitability will depend upon our ability to develop products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.
We have licensed the intellectual property rights to OXi4503 and ZYBRESTAT for ophthalmology to ViDA pursuant to our collaboration with Symphony. The collaboration may not yield sufficient clinical data to allow us to determine whether we should exercise our option to repurchase these programs prior to the expiration of the development period, and even if we decide to exercise that option, we may not have the financial resources to exercise our option in a timely manner.
     On October 1, 2008, we granted an exclusive license to the intellectual property relating to OXi4503 and ZYBRESTAT for ophthalmology in return for a commitment from Holdings to provide up to $25 million of committed capital to advance these programs. Under certain circumstances, the Company may be required to commit up to $15 million to ViDA. As part of the arrangement, we received an option granting us the exclusive right, but not the obligation, to acquire the programs at specified points in time during the term of the development period. The development programs under the arrangement are jointly managed by ViDA and us, and we may not agree on decisions that would enable us to develop the potential products successfully. Even if we are in agreement on the development plans, the development efforts may not result in sufficient clinical data to allow us to make a fully informed decision with respect to the exercise of our option. If we do not exercise the purchase option prior to its expiration, then our rights in and with respect to the ViDA programs will terminate, and we will no longer have rights to the programs licensed to ViDA under the arrangement.
     If we elect to exercise the purchase option, we will be required to make a substantial payment, which at our election may be paid partially in shares of our common stock. As a result, in order to exercise the option, we will be required to make a substantial payment of cash and possibly issue a substantial number of shares of our common stock. We may be required to raise funds or enter into a financing arrangement or license arrangement with one or more third parties, or to take some combination of these measures, in order to exercise the option, even if we pay a portion of the purchase price with our common stock. Sufficient financing or a licensing arrangement may not be available to us on acceptable terms if and when we decide to exercise the purchase option.
Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.
     Our product candidates are in an early stage of development. In order to achieve profitable operations, we, alone or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by us will require significant additional research and development and extensive preclinical and clinical testing prior to application for commercial use. Frequently, companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials. Further, our research or product development efforts or those of our collaborative partners may not be successfully completed, any compounds currently under development by us may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these problems occur, our business would be materially and adversely affected.
We will be required to raise additional funds to finance our operations; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.
     Our operations to date have consumed substantial amounts of cash. We expect negative cash flows from our operations to continue over at least the next several years. We do not currently have any commitments to raise additional capital by selling equity, issuing debt or entering into any collaboration that would provide material funding. Our actual capital requirements will depend on numerous factors, including: the progress of and results of our preclinical testing and clinical trials of our product candidates under development, including ZYBRESTAT and OXi4503; the progress of our research and development programs; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources, if any, that we devote to developing manufacturing methods and advanced technologies; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by us of third party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.
     Under our current operating plan and capital budget, and based on our current cost expectations and levels of operations, we anticipate that our cash, cash equivalents and available-for-sale marketable securities will be sufficient to satisfy our projected cash requirements at least through the end of fiscal 2008, including substantial advancement of currently ongoing clinical trials towards FDA approval of ZYBRESTAT, our lead clinical-stage compound. We cannot predict with any certainty the success of any clinical trials, whether or not FDA approval will ultimately be obtained, and if obtained, whether such approval will be conditioned or take longer than expected. Due to the numerous risks and uncertainties of the drug development and FDA approval process, we cannot guarantee that our current cash, cash equivalents and capital will be sufficient to fund operations for the full time period described above. If our existing funds are not sufficient, we would be required to seek additional funding and/or take other measures to reduce expenses.
     In February 2008, we entered into a Committed Equity Financing Facility (“CEFF”) with Kingsbridge Capital, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to 5,708,035 shares of our common stock or up to an aggregate of $40,000,000 during the next three years. Under the CEFF, we are able to draw down in tranches of up to a maximum of 3.5 percent of our closing market value at the time of the draw down or the alternative draw down amount calculated pursuant to the Common Stock Purchase Agreement whichever is less, subject to certain conditions. The purchase price of these shares is discounted between 5 to 12 percent from the volume weighted average price of our common stock for each of the eight trading days following the election to sell shares. Kingsbridge is not obligated to purchase shares at prices below $1.25 per share or at a price below 85% of the closing share price of our stock in the trading day immediately preceding the commencement of the draw down, whichever is higher. In connection with the CEFF, we issued a warrant to Kingsbridge to purchase 250,000 shares of our common stock at a price of $2.74 per share exercisable beginning six months after February 19, 2008 for a period of five years thereafter.
     In the event that all of the capital infusion initiatives discussed above are unsuccessful and should we be unable to sell shares under the CEFF due to the limitations contained in the CEFF agreement by the end of our first quarter of fiscal 2009, we are prepared to implement cost reduction measures. These cost reduction measures could include the cessation or delay of current clinical trials of ZYBRESTAT and other supporting projects, the reduction and delay in hiring of development and administrative staff, and the reduction of certain employee incentive programs.
     In addition, we will likely have to raise substantial additional funds: if FDA approval is obtained with respect to our ZYBRESTAT and OXi4503 compounds, to bring such compounds to market, including arranging for or developing manufacturing capabilities and completing marketing and other commercialization activities related to ZYBRESTAT and OXi4503; to complete the development of any additional products other than the development and FDA approval process related to ZYBRESTAT and OXi4503; and to bring any other potential product to market. The issuance of additional equity securities by us, if required to support these or any other purposes, would result in dilution to our existing stockholders. Additional financing may not be available on acceptable terms when needed, if at all. If adequate funds are not available on acceptable terms when needed, we would be required to delay, scale back or eliminate one or more of our product development programs or seek to obtain funds through arrangements with collaborative partners or others, which arrangements may include a requirement that we relinquish rights to certain of our technologies or products or rights related to our technologies or products that we would not otherwise relinquish. Our failure to obtain funding when and in the amounts needed and/or our acceptance of funding on terms that are not favorable to us or less favorable to us than we would ordinarily desire, would have a material adverse effect on our financial position and results of operations.
We have no manufacturing capacity, and we have relied and expect to continue to rely on third-party manufacturers to produce our product candidates.
     We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates or any of the compounds that we are testing in our preclinical programs, and we lack the resources and the capabilities to do so. As a result, we currently rely, and we expect to rely in the future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves, including:
•	reliance on the third party for manufacturing process development, regulatory compliance and quality assurance;
•	limitations on supply availability resulting from capacity and scheduling constraints of the third party;
•	The possible breach of the manufacturing agreement by the third party because of factors beyond our control; and
•	The possible termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.
     If we do not maintain or develop important manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us, and there could be a substantial delay before new facilities could be qualified and registered with the FDA and foreign regulatory authorities.
     The FDA and foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products after approval.
     Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.
We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that we in-license.

     We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. We may make incorrect determinations. Our decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also be incorrect and could cause us to miss valuable opportunities. In addition, from time to time we may in-license or otherwise acquire product candidates to supplement our internal development activities. Those activities may use resources that otherwise would be devoted to our internal programs. We cannot assure you that any resources that we devote to acquired or in-licensed programs will result in any products that are superior to our internally developed products.
If third parties on which we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates.
     We do not have the ability to independently conduct the clinical trials required to obtain regulatory approval for our product candidates. We depend on independent clinical investigators and, in some cases, contract research organizations and other third-party service providers to conduct the clinical trials of our product candidates and expect to continue to do so. We rely heavily on these parties for successful execution of our clinical trials and we do not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA and corresponding foreign regulatory authorities require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.
We have licensed in rights to ZYBRESTAT, OXi4503 and other programs from third parties. If our license agreements terminate, we may lose the licensed rights to our product candidates, including ZYBRESTAT and OXi4503, and we may not be able to continue to develop them or, if they are approved, market or commercialize them.
     We depend on license agreements with third parties for certain intellectual property rights relating to our product candidates, including patent rights. Currently, we have licensed in patent rights from Arizona State University, or ASU, and the Bristol-Myers Squibb Company for ZYBRESTAT and OXi4503 and from Baylor University for other programs. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose our rights under the patents and other intellectual property rights covered by the agreements. While we are not currently aware of any dispute with any licensors under our material agreements with them, if disputes arise under any of our in-licenses, including our in-licenses from ASU and the Bristol-Myers Squibb Company, and Baylor University, we could lose our rights under these agreements. Any such disputes may or may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to and seek to resolve these disputes and our business could be harmed by the emergence of such a dispute.
     If we lose our rights under these agreements, we may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, we might not be able to develop our product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing them. In particular, patents previously licensed to us might after termination be used to stop us from conducting these activities.

Our products are subject to extensive government regulation, which results in uncertainties and delays in the progress of our products through the clinical trial process.
     Our research and development activities, preclinical testing and clinical trials, and the manufacturing and marketing of our products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Preclinical testing and clinical trials and manufacturing and marketing of our products are and will continue to be subject to the rigorous testing and approval processes of the FDA and other corresponding foreign regulatory authorities. Clinical testing and the regulatory review process generally take many years and require the expenditure of substantial resources. In addition, delays or rejections may be encountered during the period of product development, clinical testing and FDA regulatory review of each submitted application. Similar delays may also be encountered in foreign countries. Even after such time and expenditures, regulatory approval may not be obtained for any potential products developed by us, and a potential product, if approved in one country, may not be approved in other countries. Moreover, even if regulatory approval of a potential product is granted, such approval may impose significant limitations on the indicated uses for which that product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems, such as undiscovered side effects, or manufacturing problems, may result in restrictions on such product, manufacturer or facility, including a possible withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions, injunctions and criminal prosecution. Moreover, continued cost control initiatives by third party health care payers, including government programs such as Medicare may affect the financial ability and willingness of patients and their health care providers to utilize certain therapies which, in turn, could have a material adverse effect on us.
The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.
     Upon the marketing approval of any one or more of our products, if at all, sales of our products will depend significantly on the extent to which reimbursement for our products and related treatments will be available from government health programs, private health insurers and other third-party payers. Third party payers and governmental health programs are increasingly attempting to limit and/or regulate the price of medical products and services. The Medicare Prescription Drug Improvement and Modernization Act, as well as other changes in governmental or in private third-party payers’ reimbursement policies may reduce or eliminate any currently expected reimbursement. Decreases in third-party reimbursement for our products could reduce physician usage of the product and have a material adverse effect on our product sales, results of operations and financial condition.
Our industry is highly competitive, and our products may become technologically obsolete.
     We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and expected to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, in conducting clinical trials, in obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of at least one other company that currently has a clinical-stage VDA for use in an oncology indication. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. Our competitors may succeed in developing technologies and products that are more effective and/or cost competitive than those being developed by us, or that would render our technology and products less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect us.
We depend extensively on our patents and proprietary technology, and we must protect those assets in order to preserve our business.

     To date, our principal product candidates have been based on certain previously known compounds. We anticipate that the products we develop in the future may include or be based on the same or other compounds owned or produced by unaffiliated parties, as well as synthetic compounds we may discover. Although we expect to seek patent protection for any compounds we discover and/or for any specific uses we discover for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and we believe, may continue to be, important to our efforts, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.
     Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. As of September 30, 2008, we were the holder, sole assignee or co-assignee of twenty-seven (27) granted United States patents, twenty-nine (29) pending United States patent applications, and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like us generally is highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, since some of the basic research relating to one or more of our patent applications and/or patents was performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while we attempt to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.
     We require employees, Scientific Advisory Board members, Clinical Trial Advisory Board members, and the institutions that perform our preclinical and clinical tests to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to the individual during the course of the relationship with us is to be kept confidential and not to be disclosed to third parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.
We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.
     We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, directors, principal consultants and others, particularly John A. Kollins, our Chief Executive Officer, Joel-Tomas Citron, our Chairman of the Board, Dr. David Chaplin, our Chief Scientific Officer, and Dr. Patricia Walicke, our Chief Medical Officer. The loss of the services of any of these individuals could have a material adverse effect on us. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Additionally, we believe that we may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties.
Our products may result in product liability exposure, and it is uncertain whether our insurance coverage will be sufficient to cover any claims.

     The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims, in the event such product candidates cause injury or disease, or result in adverse effects. These claims could be made directly by health care institutions, contract laboratories, patients or others using such products. Although we have obtained liability insurance coverage for our ongoing clinical trials, this coverage may not be in amounts sufficient to protect us from any product liability claims or product recalls which could have a material adverse effect on the financial condition and prospects of our company. Further, adverse product and similar liability claims could negatively impact our ability to obtain or maintain regulatory approvals for our technology and product candidates under development.
The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.
     The market price of our common stock has been, and likely will continue to be highly volatile. Factors, including our or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that your initial investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Substantially all of the shares of our common stock issuable upon exercise of outstanding options have been registered for sale and may be sold from time to time hereafter. Such sales, as well as future sales of our common stock by existing stockholders, or the perception that sales could occur, could adversely affect the market price of our common stock. The price and liquidity of our common stock may also be significantly affected by trading activity and market factors related to the NASDAQ and Stockholm Stock Exchange markets, which factors and the resulting effects may differ between those markets.
Our restated certificate of incorporation, our amended and restated by-laws, our shareholder rights agreement and Delaware law could defer a change of our management which could discourage or delay offers to acquire us.
     Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of OXiGENE. Further, the rights issued under the shareholders rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC, which is known as “incorporation by reference.”
          Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:
•	anticipated results of financing activities;

•	anticipated clinical trial timelines or results;

•	anticipated research and product development results;

•	projected regulatory timelines;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.
          Please also see the discussion of risks and uncertainties under the heading “Risk Factors’’ beginning on page 5.
          In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference into this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to OXiGENE or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
USE OF PROCEEDS
          We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder pursuant to this prospectus. Any issuance of shares by us to Holdings under the Purchase Agreement or in connection with the exercise of the Warrant will be made pursuant to an exemption from the registration requirements of the Securities Act. We will use the proceeds from these sales for general corporate purposes, including capital expenditures, the advancement of our product candidates in clinical and preclinical trials, and to meet working capital needs. The amounts and timing of the expenditures will depend on numerous factors, such as the timing and progress of our clinical trials and research and development efforts, technological advances and the competitive environment for our product candidates. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used, although we currently have no definitive agreements in place with respect to any such transactions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of shares to Symphony. Accordingly, we will retain broad discretion over the use of these proceeds, if any.
SELLING STOCKHOLDER
          This prospectus relates to the possible resale by the selling stockholder, Holdings, of shares of common stock that we have issued or may issue pursuant to the Purchase Agreement by and between the Company and Holdings, dated as of October 1, 2008, and include 11,281,877 shares of our common stock issuable upon exercise of a warrant that we issued to Holdings on October 17, 2008. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the registration rights agreement we entered into with Holdings on October 1, 2008.
          The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the shares that it acquires under the Purchase Agreement or upon exercise of the Warrant.
          The following table presents information regarding Holdings and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of November 1, 2008. As used in this prospectus, the term “selling stockholder” includes Holdings and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale-related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.
          Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The percentage of shares beneficially owned prior to the offering is based both on 35,011,448 shares of our common stock actually outstanding as of November 1, 2008 and on the assumption that all shares of common stock issuable under the Purchase Agreement and all shares of common stock issuable upon exercise of the warrant held by Holdings are outstanding as of that date.

	Shares of Common Stock				Shares of Common Stock
	Beneficially Owned Prior to				Beneficially Owned After
	Offering				Offering
Number of Shares
Security Holder	Number		Percent	Being Offered	Number	Percent
Symphony ViDA Holdings LLC (1)	17,117,118	(2)	37.0%	17,117,118 (2)	0	0%

(1)	The address of Holdings is 7361 Calhoun Place, Suite 325, Rockville, MD 20855.

(2)	Consists of (a) 5,835,241 shares of common stock issued under the Purchase Agreement we entered into on October 1, 2008, and (b) 11,281,877 shares of common stock issuable upon exercise of the Warrant, issued to Holdings on October 17, 2008, which is not exercisable until the earlier of (i) fifteen business days after stockholder approval of the issuance of the shares of common stock underlying the warrant and (ii) April 1, 2009. For the purposes hereof, we assume the issuance of all 17,117,118 shares under (a) and (b). Mark Kessel and Harri V. Taranto, the Managing Members of Symphony GP, LLC, have voting and investment control of the securities held by Holdings.
PLAN OF DISTRIBUTION
          We are registering 17,117,118 shares of common stock under this prospectus on behalf of Holdings. Except as described below, to our knowledge, the selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares.
          The shares of our common stock may be sold from time to time directly by the selling stockholder or, alternatively, through underwriters, broker-dealers or agents. If the shares are sold through underwriters, broker-dealers or agents, the selling stockholder will be responsible for any related underwriting discounts or commissions or agents’ commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholder may sell its shares by one or more of or a combination of the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of The NASDAQ Global Market;

•	in privately negotiated transactions; and

•	in options transactions.
          The selling stockholder may also sell shares of our common stock short and deliver shares of our common stock to close out short positions, or loan or pledge shares of our common stock to broker-dealers that in turn may sell such securities.
          Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.
          Any broker-dealer participating in such transactions as agent may receive commissions from Holdings (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Holdings to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Holdings, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Holdings. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on The NASDAQ Global Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus or a supplemental prospectus will be filed, disclosing:
•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.
          Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Holdings and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

          The selling stockholder and/or broker-dealers may be deemed to be underwriters under the Securities Act. OXiGENE has given the selling stockholder the right to appoint two members to its Board of Directors. The selling stockholder has designated Mark Kessel and Alastair J.J. Wood, M.D., both Managing Directors of Symphony Capital LLC, as its representatives, who were appointed to the Board on October 22, 2008.
          We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.
          Under the terms of the Purchase Agreement and the registration rights agreement, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.
          At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.
LEGAL MATTERS
          Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, has provided us with an opinion as to certain legal matters in connection with the securities we are offering.
EXPERTS
          The financial statements of OXiGENE, Inc. appearing in OXiGENE, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007, and the effectiveness of OXiGENE, Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
          We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and on our web site at http://www.oxigene.com. The information contained on our web site is not included or incorporated by reference into this prospectus. In addition, our common stock is listed for trading on The NASDAQ Global Market under the symbol “OXGN.’’ You can read and copy reports and other information concerning us at the offices of the Financial Industry Reporting Authority located at 1735 K Street, N.W., Washington, D.C. 20006.
          This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:
•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the Public Reference Room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. The documents we are incorporating by reference as of their respective dates of filing are:
•	Our Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 14, 2008 (File No. 000-21990);

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed on May 12, 2008 (File No. 000-21990);

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed on August 8, 2008 (File No. 000-21990);

•	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 7, 2008 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on February 21, 2008 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on July 15, 2008 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on October 1, 2008 (File No. 000-21990);

•	Amendment No. 1 to our Current Report on Form 8-K/A filed on October 10, 2008 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on October 24, 2008 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on October 27, 2008 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on November 14, 2008 (File No. 000-21990);

•	Our Definitive Proxy Statement on Schedule 14A for the 2008 annual meeting of stockholders filed on April 28, 2008 (File No. 000-21990);

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on June 24, 1993 (File No. 0-21990) pursuant to Section 12(g) of the Exchange Act, which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 33-64968) filed on June 24, 1993 and declared effective by the SEC on August 25, 1993, including any amendment or reports filed for the purpose of updating such description; and

•	The description of the Rights under the Stockholder Rights Agreement (which are currently transferred with the Registrant’s common stock) contained in the Registrant’s Registration Statement on Form 8-A12G (File No. 000-21990) filed under the Exchange Act on March 30, 2005, including any amendment or reports filed for the purpose of updating such description.
          You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by contacting our investor relations department at our principal executive offices, which are located at 230 Third Avenue, Waltham, MA 02451, Attention: Investor Relations, Telephone: (781) 547-5900.
          To the extent that any statements contained in a document incorporated by reference are modified or superseded by any statements contained in this prospectus, such statements shall not be deemed incorporated into this prospectus except as so modified or superseded.
          We also incorporate by reference all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including all such documents filed after the date of the initial registration statement and prior to effectiveness of the registration statement, and all such documents filed after the date of this prospectus and prior to the termination of this offering, which documents shall become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supersedes such statement.